UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

G2156W100
(CUSIP Number)

DECEMBER 12, 2008
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	G2156W100	SCHEDULE 13G	Page	2	of	13

1	NAMES OF REPORTING PERSONS. Cognizant Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 268,537
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 268,537

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	G2156W100	SCHEDULE 13G	Page	3	of	13

1	NAMES OF REPORTING PERSONS. Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 268,537
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 268,537

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	G2156W100	SCHEDULE 13G	Page	4	of	13

1	NAMES OF REPORTING PERSONS. Millennium International Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 268,537
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 268,537

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	G2156W100	SCHEDULE 13G	Page	5	of	13

1	NAMES OF REPORTING PERSONS. Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 268,537
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 268,537

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	G2156W100	SCHEDULE 13G	Page	6	of	13

1	NAMES OF REPORTING PERSONS. Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 268,537
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 268,537

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	G2156W100	SCHEDULE 13G	Page	7	of	13

Item 1.
	(a)	Name of Issuer:

China Fundamental Acquisition Corporation, a Cayman Islands corporation (the "Company").

	(b)	Address of Issuer’s Principal Executive Offices:

Room 2301, 19 Des Voeux Road Central, Hong Kong

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Cognizant Holdings, Ltd. c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium International Management GP LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

ordinary shares, par value $0.001 per share ("Ordinary Shares")

	(e)	CUSIP Number:

G2156W100

CUSIP No.	G2156W100	SCHEDULE 13G	Page	8	of	13

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	G2156W100	SCHEDULE 13G	Page	9	of	13

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

   As of the date of this filing, Cognizant Holdings, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("Cognizant Holdings"), is the beneficial owner of 268,537 Ordinary Shares.

   Also, as of the date of this filing, an affiliate of the Reporting Persons, Integrated Core Strategies (US) LLC, a Delaware limited liability company, holds 100,000 warrants to purchase the Company’s Ordinary Shares ("Warrants"). Each Warrant entitles the holder to purchase one Ordinary Share at a price of $5.00 per share. Each Warrant will become exercisable on the later of the Company’s consummation of a business combination or May 15, 2009, provided in each case that there is an effective registration statement covering the Ordinary Shares underlying the Warrants. The Warrants will expire on May 15, 2012, unless earlier redeemed. As of the date of this filing, the Warrants are not currently exercisable.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management") is the investment manager to Cognizant Holdings, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings. Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP") is the general partner of Millennium International Management, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings. Millennium Management LLC, a Delaware limited liability company ("Millennium Management") is the general partner of the 100% shareholder of Cognizant Holdings, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management and of Millennium International Management GP, and consequently may be deemed to be the beneficial owner of any securities owned by Cognizant Holdings. The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium International Management GP, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Cognizant Holdings.

(b) Percent of Class:

   5.0% of the Company’s Ordinary Shares (see Item 4(a) above). The foregoing percentage was calculated based on 5,320,212 Ordinary Shares outstanding as of June 30, 2008, as per the Company’s Form 6-K, dated October 10, 2008.

CUSIP No.	G2156W100	SCHEDULE 13G	Page	10	of	13

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   268,537

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   268,537

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	G2156W100	SCHEDULE 13G	Page	11	of	13

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of December 19, 2008, by and among Cognizant Holdings, Ltd., Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	G2156W100	SCHEDULE 13G	Page	12	of	13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 19, 2008

COGNIZANT HOLDINGS, LTD. By: Millennium International Management LP, as investment manager
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

CUSIP No.	G2156W100	SCHEDULE 13G	Page	13	of	13

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares, par value $0.001 per share, of China Fundamental Acquisition Corporation, a Cayman Islands corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 19, 2008

COGNIZANT HOLDINGS, LTD. By: Millennium International Management LP, as investment manager
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander